September 19, 2011

Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

      RE: First MetLife Investors Insurance Company:
                    First MetLife Investors Variable Annuity Account One
                    "Class S 2"
                    Initial Registration Statement filed on Form N-4
                    File Nos. 811-08306 and 333-176679

Dear Mr. Conner:

        The staff reviewed the above-referenced initial registration statement, which the Commission received on September 2, 2011. We have given the registration statement a selective review. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy of the Series S 2 prospectus marked against the prospectus for the initial registration statement for the Class VA 2 contract, File No. 333-176691 ("Class VA 2 Prospectus") provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

GENERAL

1.   Please disclose to the staff whether there are any types of guarantees or support agreements with third parties, or will the company be primarily responsible for paying out on any guarantees associated with the contract.

PROSPECTUS

2.   Please revise the cover page of the prospectus and the class identifier to match each other and to distinguish this contract from the May 2011 Prospectus.

3.   **The Fixed Account**

        a.   Based on the fifth paragraph under "The Annuity Contract" on page 15 and "Fixed Annuity Payments" on page 32, it appears that although the contract does not offer a fixed account option during the accumulation phase, it does offer one during the income phase. Please confirm whether this is accurate and confirm that the prospectus has been revised where applicable to make this clear to the reader, *e.g.*, in the fifth paragraph cited above, disclosure could be added to the beginning of the paragraph to explicitly state that although the contract does not offer a fixed account option during the accumulation phase, it does offer one during the annuity phase.

    b.   If the fixed account is available during the annuity phase, please also expand the fifth paragraph cited to further explain the general account, *i.e.*, the rate it offers is guaranteed and any applicable guaranteed minimum rate associated with the account.

4.   **Index of Special Terms (page 4)**

Special terms should be defined in the text the first time they are used and also defined in the index. Once defined in the text and index, special terms should thereafter be upper cased/italicized whenever they appear in the prospectus. However, as contemplated during its review of the prospectus in pre-effective amendment no. 1 for the Series VA 2 contract, File No. 333-176374 ("Series VA 2 Prospectus"), the staff is willing to permit use of current format if registrant will acknowledge the comment and represent that it will provide requested disclosure in its next amendment.

5.   Please highlight the fourth and fifth sentence in the paragraph immediately following the two bullet points under "Highlights" on page 6.

6.   **Fee Tables and Examples (page 7)**

    a.   Currently, due to the formatting of page 7, the notes to the table are more prominent than the actual fee table. Please revise.

    b.   Please revise the disclosure on pages 7 and 8, and 13 and 14 so that Series S-L and its higher fees and expenses precede the disclosure for the less expensive Series S.

    c.   Please reconcile the number of footnotes appearing in the text of the optional rider fee table on page 9 with the actual number of footnotes provided.

    d.   For consistency of disclosure and if applicable, please add the footnote to the range of portfolio expenses on page 10 to the corresponding table in all other prospectuses filed contemporaneously by the same registrant and offering the same type of new "GMIB" riders.

    e.   In the narrative on page 12 following the investment portfolio expenses table, please disclose the significance of the "0.00%" in the "Contractual Expense Subsidy or Deferral" column of the table.

    Please also confirm consistency with the corresponding table and narrative in the initial registration statement for the Series C contract, file number 333-176698.

    f.   Again, for consistency of disclosure and if applicable, please add the sentence identifying the specific portfolio associated with the maximum investment portfolio fees in the narrative preceding the examples on page 13 to the corresponding narrative in all other prospectuses filed contemporaneously by the same registrant and offering the same type of new "GMIB" riders.

7.   Under "Termination for Low Account Value" on page 16, please disclose whether the election of any riders would negate or otherwise impact the company's termination right. However, as contemplated during its review of the Series VA 2 Prospectus, the staff is willing to permit use of current disclosure if registrant will acknowledge the comment and represent that it will provide requested disclosure in its next amendment.

8.   Under "Investment Allocation Restrictions for GMIB Plus IV" on page 17, please disclose whether if elected, you may allocate purchase payments to the DCA.

9.   **Accumulation Units (page 18)**

    The first sentence of second paragraph under "Accumulation Units" on page 19 needs to be revised to avoid stating that the value of an AU will be determined "after the close of the NYSE," *i.e.*, it would be more accurate to say "as of" the close of the NYSE.

    Please also revise the last paragraph preceding the example to be more precise in terms of explaining what AUV will apply depending on when your purchase payment/transfer request is considered "received" and how that relates to when AU value is determined. *See* Item 10(c) which requires a description of "when calculations of accumulation unit value are made and that purchase payments are credited to a contract <u>on the basis of accumulation unit value</u> next determined after receipt of a purchase payment" (emphasis added).

10.   **Expenses (page 26)**

    a.   The second to last paragraph under "Guaranteed Minimum Income Benefit – Rider Charge" on page 27, addresses whether "a pro rata portion of the rider charge" would be imposed depending on various events which would terminate each rider as described on page 42.

    The staff suggests reconciling the first two lines and seventh line of the applicable paragraph on page 27 with the event described, in item c) on page 42.

      b.   At the end of the first sentence of the last paragraph under "Guaranteed Minimum Income Benefit – Rider Charge" on page 27, please add, "in the ratio each portfolio bears to your total account value."

      c.   Under "Reduction or Elimination of the Withdrawal Charge – General" on page 28, please confirm deletion of other disclosure provided in the corresponding paragraph on page 36 of the Series VA 2 Prospectus.

11.   Based on the allocation restrictions applicable to GMIB Max II and the GMIB Plus IV riders on pages 17 and 18, it appears that both sets of riders are restricted primarily to fund-of-funds structured investment portfolios with the former set limited to five portfolios, and the latter limited to seven portfolios.

Therefore, please explain to the staff the basis for stating that the "GMIB Plus IV rider allows you to allocate your purchase payments among a wider variety of investment options than the GMIB Max II rider, including investment portfolios that may offer the potential for higher returns" as stated in the first sentence under "Investment Allocation Restrictions" on page 39.

Similarly, explain the basis for stating that "more investment portfolios are available if you elect the GMIB Plus IV rider" in the first parenthetical under "Investment Allocation Restrictions – Comparing GMIB Max II and GMIB Plus IV" on page 39.

Given a difference of only two investment options between the two sets of riders, please revise the comparisons of the allocation restrictions with more specificity.

12.   **Living Benefits – Guaranteed Income Benefits (page 34)**

      Please highlight the second to last paragraph preceding "Enhanced Payout Rates" on page 41, *see, e.g.*, the corresponding paragraph on page 49 of the VA 2 Prospectus.

13.   Please confirm applicability of the "Puerto Rico Tax Considerations" subsection on page 51.

14.   The fourth paragraph under "The Separate Account" on, for example, page 52 of the Class L-4 2 filing states the following:

      Any amount under any optional death benefit, optional Guaranteed Minimum Income Benefit, <u>optional Guaranteed Withdrawal Benefit, or optional Guaranteed Minimum Accumulation Benefit</u> that exceeds the assets in the Separate Account is also paid from our general account (emphasis added).

Please clarify whether this sentence (and paragraph) is meant to relate to the obligations of all contracts offered through the Separate Account or just those of the Class L-4 2 filing. If the former, please revise this sentence for consistency in the corresponding paragraph in all other prospectuses filed contemporaneously by the same registrant and offering the same type of new "GMIB" riders.

15.   In the first sentence of the second paragraph under "Distributor" and the first sentence under "Selling Firms" on page 52, please disclose whether the other selling firms are affiliated and/or unaffiliated as was provided in the same sentence in the corresponding paragraphs on page 78 of the Series VA 2 Prospectus.

If affiliated selling firms are involved, please identify them under "Selling Firms" as they were in under "Selling Firms" in the Series VA 2 Prospectus and include a "Sales by Our Affiliates" subsection as well.

16.   Please reconcile the pagination of the appendices with the actual appendix, *e.g.*, pagination for Appendix A should not be B-1, B-2, etc.

PART C

17.   With respect to exhibits provided under Item 24.b, please note the absence of exhibits for the new version of certain riders available with the contract. Conversely exhibits of riders not available with this contract should be deleted.

18.   Please provide powers of attorney as an exhibit to this filing and note that they should "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

19.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

20.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Senior Counsel
Office of Insurance Products